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                          [ReleaseNow.com  Letterhead]


October 2, 2000

VIA EDGAR, FACSIMILE AND U.S. MAIL

Mr. John Saia and Ms. Linda van Doorn
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

Re: ReleaseNow.com Corporation - Application for Withdrawal of Registration Statement on Form S-1
     Commission File No. 333-95559

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statements on Form S-1 and Form 8-A (the "Registration Statements"). The Registration Statement on Form S-1 was originally filed with the Securities and Exchange Commission (the "Commission") on January 28, 2000 and amended on February 2, 2000, March 9, 2000, March 14, 2000 and April 5, 2000. The Registration Statement on Form 8-A was originally filed with the Commission on February 16, 2000 and amended on March 24, 2000.

Pursuant to the Registration Statements, the Registrant proposed to register its Common Stock, $0.001 par value per share (the "Shares"), for issuance to the public with a proposed maximum offering price of $16.00. The Registrant believes that terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the Shares. The offering of the Shares would be a discretionary financing for the Registrant, and the Registrant does not believe that completing a discretionary financing on unfavorable terms would be in the best interests of the Registrant and its stockholders. No securities have been offered or sold under the Registration Statements and all activity in pursuit of the offering has been discontinued. Accordingly, we request an order granting the withdrawal of both Registration
                                                            ----
Statements, as amended, including all exhibits thereto, be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact Valerie L. Russell, outside counsel of the Registrant, at (650) 496-2847.

Sincerely,

/s/ Michael Maulick

ReleaseNow.com

cc:     The Nasdaq-Amex Market Group